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                       UNITED STATES                  OMB Number: 3235-0145
              SECURITIES AND EXCHANGE COMMISSION      Expires: December 31, 2005
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1


                         Touchstone Resources USA, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)


                                  89154R 10 7
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                                 (CUSIP Number)


                             Stephen P. Harrington
                     111 Presidential Boulevard, Suite 165
                             Bala Cynwyd, PA 19004
                                 (610) 771-0680
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 23, 2004
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            (Date of Event which Requires Filing of this Statement)


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1 The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746    Persons who respond to the collection of information contained in
(11-03)     this form are not required to respond unless the form displays a currently valid OMB control number.

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l (e), 240.13d-l (f) or 240.13d-l(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d- 7 for other parties to whom copies are to be sent.

CUSIP No. .. 89154R 10 7

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Stephen P. Harrington
            ---------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
                 ...............................................................

           (b)
                 ...............................................................

      3.    SEC Use Only
                        ........................................................

      4.    Source of Funds (See Instructions)  PF
                                                --

      5.    Check if Disclosure  of Legal  Proceedings  Is Required  Pursuant to
            Items 2(d) or 2(e) .................................................

      6.    Citizenship or Place of Organization        US Citizen
                                                        -----------

Number of Shares     7.    Sole Voting Power:                8,970,000
                                                             ---------
Beneficially by
Owned by Each        8.    Shared Voting Power:
Reporting Person
With                 9.    Sole Dispositive Power:           8,970,000
                                                             ---------

                     10. Shared Dispositive Power

      11.   Aggregate  Amount   Beneficially  Owned  by  Each  Reporting  Person

                                                                       8,970,000
                                                                       ---------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11)  17.9%
                                                                ----

      14.   Type of Reporting Person (See Instructions)  IN
                                                         --

Item 1. Security and Issuer

      The class of equity security to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), of Touchstone Resources USA, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the issuer is 111 Presidential Boulevard, Suite 165, Bala Cynwyd, PA 19004.

Item 2. Identity and Background

      This statement is being filed by Stephen P. Harrington, an individual and a US citizen. His principal occupation is that of a private investor and Chief Executive Officer of the Company. His business address is 111 Presidential Boulevard, Suite 165, Bala Cynwyd, Pennsylvania 19004.

      Mr. Harrington has not, during the past five years: (i) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or
(ii) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration

      Mr. Harrington acquired 354,000 shares of Common Stock on March 15, 2004 from Scott Yancey, an individual, in a private transaction for an aggregate purchase price of $10,000. Mr. Harrington acquired an additional 300,000 shares of Common Stock on March 15, 2004 from George Sines, an individual, in a private transaction for an aggregate purchase price of $10,000.

      On March 19, 2004, the Company effected a 25 for 1 forward split of the issued and outstanding shares of Common Stock. As a result, on March 19, 2004 Mr. Harrington held 16,350,000 shares of Common Stock or 32.7% of the Company.

      On March 23, 2004, Mr. Harrington surrendered an aggregate of 7,380,000 shares of Common Stock to the Company for cancellation. As a result, Mr. Harrington now owns 8,970,000 shares, of Common Stock or 17.9% of the issued and outstanding Common Stock of the Company.

Item 4. Purpose of Transaction

      On March 15, 2004, Stephen P. Harrington acquired 654,000 shares of Common Stock of the Company for investment purposes. In connection therewith, the officers and directors of the Company immediately prior to the acquisition resigned and Mr. Harrington was appointed the Chief Executive Officer, Treasurer, Secretary and sole Director of the Company.

Item 5. Interest in Securities of the Issuer

      (a) This filing relates to 8,970,000 shares of Common Stock of the Company representing approximately 17.9% of the issued and outstanding shares of Common Stock on March 23, 2004.

      (b) Mr. Harrington has the sole power to vote or direct the vote of and sole power to dispose or direct the disposition of all of the 8,970,000 shares of Common Stock acquired.

      (c) Other then the transaction described in Item 3, no other transactions in the Common Stock of the Company has been effected in the past 60 days by Mr. Harrington.

      (d) No other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares which are the subject of this filing.

      (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      There   are  no   contracts,   arrangements,   understandings   or   other
understandings between Mr. Harrington and any other person with respect to any securities of the Company.


Item 7. Material to Be Filed as Exhibits

      Exhibit

99.1 Stock Purchase Agreement, dated February 28, 2004, between George Sines and Stephen P. Harrington. (Incorporated by reference to Schedule 13D of Stephen P. Harrington dated March 15, 2004)

99.2 Stock Purchase Agreement, dated February 28, 2004, between Scott Yancey and Stephen P. Harrington. (Incorporated by reference to Schedule 13D of Stephen P. Harrington dated March 15, 2004)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 29, 2004

/s/ Stephen P. Harrington
-------------------------
Stephen P. Harrington
Chief Executive Officer


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)